SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Opens Office Near Washington DC to Focus on Homeland Security Solutions dated November 9, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Opens Office Near Washington DC to Focus on Homeland Security Solutions

Thursday November 9, 7:00 am ET

YAHUD, Israel, November 9 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ: MAGS; TASE: MAGS), today announced that its US subsidiary, Magal Senstar Inc., has opened a new office in Herndon, VA, adjacent to Washington Dulles Airport. The mission of this office is to serve the growing needs of local, state and federal Homeland Security requirements. This office will focus exclusively on providing a comprehensive security architecture for perimeter applications, which is comprised of command and control, physical security sensors, and intelligent video.

Magal Senstar is planning an official open house for the new facility on November 16, 2006.

The facility will host several of Magal's advanced sensor solutions for intrusion detection, pipeline infiltration, intelligent video surveillance, and multi-sensor command and control. The "solution center" will demonstrate integration of Magal's leading perimeter sensors, with advanced intelligent video for real time decision support on the response to possible intrusions.

"At the end of the day, most security people we interact with are sceptical of new vendors who talk about new security technology," says Rob Welton, Director for Homeland Security, Magal Senstar, Inc. "We're one of the few companies who not only build the systems and sensors, and help to deploy them; we are now able to demonstrate our capabilities at a convenient site."

Izhar Dekel, CEO of Magal added, "Our new physical presence near Washington DC, will provide us with better access to the key decision makers and politicians in the US Homeland Security Department. We are now providing our Washington DC - based customers with both a local presence and a rich international security experience."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

    Contacts:
    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    E-mail: Ehud@gk-biz.com
    Kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board


Date:  November 9, 2006